iQSTEL INC.

May 29, 2026

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Mariam Mansaray

Division of Corporation Finance

Office of Life Sciences

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: iQSTEL Inc.

Registration Statement on Form S-1

Filed May 22, 2026

File No. 333-296142

Dear Ms. Mansaray:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iQSTEL Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:00 PM Eastern Standard Time on June 2, 2026, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

By:

/s/ Leandro Iglesias

Leandro Iglesias

Chief Executive Officer

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

(954) 951-8191